Exhibit 3.2

OMEGA HEALTHCARE INVESTORS, INC.

ARTICLES SUPPLEMENTARY

Omega Healthcare Investors, Inc., a Maryland corporation (“Company”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:
FIRST: Pursuant to authority contained in the Charter: Two Million (2,000,000) shares of authorized but unissued shares of the Company’s Series B Cumulative Preferred Stock have been duly reclassified by the Board of Directors of the Company as authorized but unissued shares of the Company’s Preferred Stock, par value $1.00 per share as described in Article IV, Section 2 of the Articles of Incorporation of the Company, without designation as to series.
SECOND. The re-classification and classification of authorized but unissued shares as set forth in these Articles Supplementary does not increase the authorized capital of the Company or the aggregate par value thereof.
THIRD: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.
FOURTH: The undersigned President of the Company acknowledges these Articles Supplementary to be the corporate act of the Company and, as to all matters or facts required to be verified under oath, the undersigned President of the Company acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Company has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its President and attested to by its Secretary on this _____ day of June, 2005.
ATTEST By: /S/ DANIEL J. BOOTH Name: Daniel J. Booth Title: Secretary and Chief Operating Officer	OMEGA HEALTHCARE INVESTORS, INC. By: /S/ C. TAYLOR PICKETT Name: C. Taylor Pickett Title: President and Chief Executive Officer